EXHIBIT 99.1

TransAlta to Host Annual and Special Meeting of Shareholders and First Quarter 2026 Results Conference Call

CALGARY, Alberta, April 07, 2026 (GLOBE NEWSWIRE) --

TransAlta Corporation 2026 Annual and Special Meeting of TransAlta Corporation Shareholders

On Thursday, April 30, 2026, TransAlta Corporation (TransAlta or the Company) (TSX: TA) (NYSE: TAC) will hold its annual and special meeting of shareholders at 11:30 a.m. Mountain Time (1:30 p.m. Eastern Time) in a virtual-only meeting format via live audio webcast (https://meetings.lumiconnect.com/400-012-606-918). The management proxy circular (available at https://transalta.com/investors/results-reporting/) provides detailed information about the business of the meeting and the voting process. TransAlta will only conduct the formal business of the meeting and there will not be a management presentation.

First Quarter 2026 Results Conference Call

TransAlta will release its first quarter 2026 results before markets open on Wednesday, May 6, 2026. A conference call and webcast to discuss the results will be held for investors, analysts, members of the media and other interested parties the same day beginning at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time).

Webcast link: https://edge.media-server.com/mmc/p/kvzu99qi

To access the conference call via telephone, please register ahead of time using the call link: https://register-conf.media-server.com/register/BI822b565342704c408ff9a67ddcd0960c. Once registered, participants will have the option of 1) dialing into the call from their phone (via a personalized PIN); or 2) clicking the “Call Me” option to receive an automated call directly to their phone.

Related materials will be available on the Investor section of TransAlta’s website at https://transalta.com/investors/presentations-and-events/. If you are unable to participate in the call, the replay will be accessible at https://edge.media-server.com/mmc/p/kvzu99qi. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

About TransAlta Corporation:

TransAlta is one of Canada’s largest publicly traded power generators, delivering reliable electricity across Canada, the United States and Western Australia. For more than 100 years, our people have safely operated and evolved essential energy infrastructure that powers customers and communities. Our technology-diverse portfolio and disciplined execution allow us to deliver dependable power across evolving energy systems. We take a practical, responsible approach to meeting today’s energy needs while building for what comes next.

For more information about TransAlta, visit our web site at transalta.com.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com